March 5, 2008 - Strata Oil & Gas Completes Pre-Feasibility Study on its Cadotte Project, NPV Exceeds $1 Billion

Strata Oil & Gas Inc. ("Strata") (OTC BB: SOIGF) has released its Pre-Feasibility Study on its 100% owned Cadotte Project in the Peace River Oil Sands area of Alberta, Canada.

Based on forecast prices and costs, this Pre-Feasibility economic analysis indicates that the development of Strata's Cadotte Project is economically viable with a net present value (discounted at 10%) of cash flows before income taxes of USD $1.2 billion.

Norwest Questa Engineering Corporation ("Norwest") of Golden, Colorado completed this independently prepared Pre-Feasibility report on behalf of Strata. Norwest conducted an initial economic evaluation of the Cadotte Project, at a level of study consistent with that of a Preliminary Feasibility Study, based on the Most Likely potentially recoverable portion of the Discovered Petroleum Initially In Place (Discovered PIIP) estimate of 517 MMSTB.  The term “Discovered PIIP” replaces “Discovered Resources” as defined in the COGE Handbook.  Norwest estimates the Low Estimate of the potentially recoverable portion of the Discovered PIIP to be 245 MMSTB with a High Estimate of 855 MMSTB.

In a report dated August 16, 2007 Strata released an independent analysis, prepared by Norwest, of the drilling results and existing data available on a portion of the leases held by Strata in the Peace River Oil Sands area. Norwest evaluated data from 57 wells in the area to determine the thickness variation of the ore. Geophysical logs and laboratory measurements for 18 of these wells were also evaluated. In the report, Norwest's independent analysis gave a "High Estimate" of the original oil in place of 2.25 billion barrels of bitumen. This volume is considered to be a "High Estimate" of the in-place Discovered Resource made in accordance with the procedures of the Canadian Oil and Gas Evaluation (COGE) Handbook that applied during 2007. Norwest gave a "Low Estimate" of 1.44 billion barrels in place at a minimum bitumen grade of 8 percent by weight and an ore thickness of more than 10 metres. Norwest's "Best Estimate", which has a grade cut-off for bitumen of 8 percent by weight but no thickness constraint, is 1.99 billion barrels in-place.

The Pre-Feasibility Report released today by Strata, which is based on the August 16, 2007 report, is an evaluation of the estimated recoverable portion of the Discovered PIIP of bitumen on just a part of Strata's total Cadotte lease area. The lease area being evaluated in this report covers an area of 29 sections (approximately 18,345 acres) in the Peace River Oil Sands region of Alberta.  This represents approximately 50% of Strata's total Cadotte area lease holdings.

The assumptions utilized in the current economic evaluation were based on a review of published public data for similar projects. The analogy method was utilized to develop recovery factors that were applied to the original bitumen-in-place estimates to obtain a low, most likely, and high estimate for potentially recoverable bitumen. Several projects using technology similar to that expected to be implemented on Strata's Cadotte Project were used as analogies for a bitumen recovery method and a resultant range of recovery factors.  For the purpose of the present report, it is anticipated that production of the bitumen from Strata's Cadotte Project will be achieved by the application of one or more forms of in-situ extraction technology.

Production for Strata's Cadotte Project is estimated to be a maximum of approximately 56,000 barrels per day during the main period of development. The production life for this schedule exceeds 20 years.

"This Pre-Feasibility Study demonstrates that our Cadotte Project is a major project that is exploitable and substantial," stated Manny Dhinsa, President and CEO of Strata. "We are currently undertaking production testing in order to determine the most favorable method for extracting the bitumen".

The Pre-Feasibility estimate prepared by Norwest is compliant with the requirements of National Instrument 51-101 with respect to classifying the resource as Discovered  PIIP.  Dr. John D. Wright, Ph.D., P.E., President and Chief Engineer, of Norwest Questa Engineering Corporation is a qualified person as defined by National Instrument 51-101.  Dr. Wright supervised the preparation of the technical information in this news release.

Strata Oil & Gas Inc. is a Canadian junior exploration company focused on carbonate-hosted bitumen deposits in the Peace River area of Alberta, Canada.  Strata's current total land holdings consist of approximately 112,692 acres with 111,692 acres (approximately 165 sections) being located in the Peace River area.

Strata Oil & Gas is a trademark of Strata Oil & Gas Inc. This announcement contains forward-looking statements which involve risks and uncertainties that include, among others, limited operating history, risks related to petroleum exploration, limited access to operating capital, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All statements made herein concerning the foregoing are qualified in their entirety by reference to the Pre-Feasibility Study which ahs been filed with the SEC. More information is included in Strata's filings with the Securities and Exchange Commission which may be accessed through the SEC's web site at www.sec.gov.

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